SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On November 8, 2021, Wix.com Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company's offices located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel. At the Meeting, the Company’s shareholders approved the following resolutions:

(1)
to re-elect Yuval Cohen, Ron Gutler and Roy Saar as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2024, and until their respective successors are duly elected and qualified; and

(2)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2021 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Only shareholders of record as of the close of business on September 30, 2021 were entitled to vote at the Meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999 and the Company’s Articles of Association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2021

WIX.COM LTD. By: /s/ Eitan Israeli Name: Eitan Israeli Title: Chief Legal Officer